UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 8)*

Under the Securities Exchange Act of 1934

PROTOKINETIX, INCORPORATED
(Name of Issuer)

Common Stock, par value $0.0000053 per share
(Title of Class of Securities)

743722100
(CUSIP Number)

Clarence E. Smith
1845 County Road #214
St. Augustine, Florida  32084
304-299-5070
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2016
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 743722100
1	NAMES OF REPORTING PERSONS

Clarence E. Smith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
62,867,126[1]

	8	SHARED VOTING POWER
N/A

	9	SOLE DISPOSITIVE POWER
62,867,126

	10	SHARED DISPOSITIVE POWER
N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
62,867,126

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.15%

14	TYPE OF REPORTING PERSON
IN

_________________
1  Includes 53,070,500 shares of common stock held by Mr. Smith personally; 2,946,626 shares held in Mr. Smith's trust; 1,850,000 held in Mr. Smith's retirement account; and vested options held by Mr. Smith for 5,000,000 shares of common stock.

This Amendment No. 8 to Schedule 13D, dated December 20, 2016 (this "Amendment No. 8"), is being filed by the undersigned to amend the Schedule 13D originally filed on March 24, 2014 (the "Original 13D"), Amendment No. 1 to the Original 13D originally filed on July 8, 2015 (the "Amendment No. 1"), Amendment No. 2 to the Original 13D originally filed on May 5, 2016 (the "Amendment No. 2"), Amendment No. 3 to the Original 13D originally filed on July 11, 2016 (the "Amendment No. 3"), Amendment No. 4 to the Original 13D originally filed on September 19, 2016 (the "Amendment No. 4"), Amendment No. 5 to the Original 13D originally filed on November 7, 2016 (the "Amendment No. 5"), Amendment No. 6 to the Original 13D originally filed on December 7, 2016 (the "Amendment No. 6"), and Amendment No. 7 to the Original 13D originally filed on December 22, 2016 (the "Amendment No. 7").  This Amendment No. 8 relates to the common stock, $0.0000053 par value, of ProtoKinetix, Incorporated ("ProtoKinetix").  This Amendment is being filed by Mr. Smith to report an increase in his beneficial ownership of common stock due to acquisitions by Mr. Smith of common stock of ProtoKinetix, including an unintentionally omitted purchase of the Company's securities on the open market on November 4, 2016.  Except as set forth herein, the Original Schedule 13D is unmodified.

ITEM 1.  SECURITY AND ISSUER

No change.

ITEM 2.  IDENTITY AND BACKGROUND

No change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On November 4, 2016, Mr. Smith's trust purchased a total of 46,500 shares of common stock of the Company on the open market at prices of $0.05 per share for a total amount of $2,301.75.

On December 20, 2016, Mr. Smith purchased 4,000,000 shares at $0.04 per share in a private placement for total proceeds of $160,000 to the Company.

ITEM 4.  PURPOSE OF THE TRANSACTION

No change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Smith beneficially owns 62,867,126 shares of common stock of ProtoKinetix which amounts to approximately 26.15% of the total number of common shares currently outstanding, of which 53,070,500 are owned directly by Mr. Smith, or held in a brokerage account for his benefit, 2,946,626 shares are owned indirectly by Mr. Smith through his trust, 1,850,000 are owned indirectly by Mr. Smith through his retirement account, and vested options to purchase 5,000,000 shares are owned directly by Mr. Smith.
(b) Mr. Smith has sole voting and dispositive power over 62,867,126 shares of common stock of ProtoKinetix.

(c) On November 4, 2016, Mr. Smith's trust purchased a total of 46,500 shares of common stock of the Company on the open market at prices of $0.05 per share for a total amount of $2,301.75.
(d) On December 20, 2016, Mr. Smith purchased 4,000,000 shares at $0.04 per share in a private placement for gross proceeds of $160,000 to the Company.
(e) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock described herein, except as described in Item 6, below.
(f) Not applicable.
ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

No change.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

No change.
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 2016	By:	/s/ Clarence E. Smith
Clarence E. Smith